                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2000

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the transition period from __________ to __________

                        Commission file number 0-24277

              Full title of the plan and the address of the plan:

                Clarus Corporation Employee Stock Purchase Plan
           Global Employee Stock Purchase Plan of Clarus Corporation
                            3970 Johns Creek Court
                                   Suite 100
                            Suwanee, Georgia 30024


 Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                              Clarus Corporation
                            3970 Johns Creek Court
                                   Suite 100
                            Suwanee, Georgia 30024

                               TABLE OF CONTENTS


                                                                                 PAGE
Clarus Corporation Employee Stock Purchase Plan:

     Independent Auditors' Report                                                 3

     Statement of Net Assets Available for Plan Benefits - December 31, 2000      4

     Statement of Changes in Net Assets Available for Plan Benefits for the
             period from June 13, 2000 (inception) to December 31, 2000           5

     Notes to Financial Statements                                                6

Global Employee Stock Purchase Plan of Clarus Corporation

     Independent Auditors' Report                                                 8

     Statement of Net Assets  Available for Plan Benefits - December 31, 2000     9

     Statement of Changes in Net Assets Available for Plan Benefits for the
             period from July 1, 2000 (inception)  to December 31, 2000          10

     Notes to Financial Statements                                               11

Signatures                                                                       13

Exhibit Index                                                                    14


                         Independent Auditors' Report


The Compensation Committee of the Board of Directors of
Clarus Corporation

We have audited the accompanying statement of net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the period from June 13, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan as of December 31, 2000 and the statement of changes in net assets available for plan benefits for the period from June 13, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                    /s/ KPMG LLP

Atlanta, Georgia
April 6, 2001

                              Clarus Corporation
                         Employee Stock Purchase Plan
              Statement of Net Assets Available for Plan Benefits
                               December 31, 2000


ASSETS:
   Participants' payroll deductions receivable from Clarus Corporation (note 1)                  $258,802

LIABILITIES:
   Excess contributions payable to participants (note 1)                                          155,095
                                                                                                 --------

                     Net assets available for plan benefits                                      $103,707
                                                                                                 ========

See accompanying notes to financial statements.

                               Clarus Corporation
                          Employee Stock Purchase Plan
         Statement of Changes in Net Assets Available for Plan Benefits
       For the period from June 13, 2000 (inception) to December 31, 2000

Net assets available for plan benefits, beginning of period                                      $      -

Participants' contributions, net                                                                  103,707

Contributions used for stock purchases                                                                  -
                                                                                                 --------

Net assets available for plan benefits, end of period                                            $103,707
                                                                                                 ========

See accompanying notes to financial statements.

                              Clarus Corporation
                         Employee Stock Purchase Plan
                         Notes to Financial Statements
                               December 31, 2000

1. Description of the Plan

The following description of the Clarus Corporation Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan documents for more complete information.

The purpose of the Plan is to encourage and assist employees of Clarus Corporation and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. Generally, eligible employees, as defined in the Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at 85 percent of the market price. Each eligible employee who elects to participate in the Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the market price at the beginning of the six month period and 85% of the market price at the end of the six month period. The total number of shares eligible for purchase in the first six month period was determined and limited to the market price of the Company's stock on July 31, 2000 divided into the maximum contribution of $12,500 or 337 shares per Participant.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Plan was adopted by the Company in June, 2000. A maximum of 750,000 shares of common stock may be purchased under the Plan. For the period from June 13, 2000 (inception) to December 31, 2000, no shares of common stock were purchased under the Plan. The aggregate amount of Participants' contributions for the period ending December 31, 2000 was $258,802. During 2001, $103,577 was used to purchase 17,486 shares of common stock and $155,095 was refunded to Participants. The amount refunded was the amount of each Participant's contribution in excess of the total number of shares eligible for purchase and the purchase price per share or a maximum of $1,996 per participant. The remaining $130 of Participants' contributions was carried forward to be used to purchase shares during 2001.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

                              Clarus Corporation
                         Employee Stock Purchase Plan
                         Notes to Financial Statements
                               December 31, 2000


5. Federal Income Tax

The Plan is intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.

6. Plan Termination

Although, it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

                         Independent Auditors' Report


The Compensation Committee of the Board of Directors of
Clarus Corporation

We have audited the accompanying statement of net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the period from July 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Global Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Global Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2000 and the statement of changes in net assets available for plan benefits for the period from July 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                    /s/ KPMG LLP

Atlanta, Georgia
April 6, 2001

           Global Employee Stock Purchase Plan of Clarus Corporation
              Statement of Net Assets Available for Plan Benefits
                               December 31, 2000


ASSETS:
 Participants' payroll deductions receivable from Clarus Corporation (note 1)                      $4,164

LIABILITIES:
 Excess contributions payable to participants (note 1)                                                144
                                                                                                   ------

  Net assets available for plan benefits                                                           $4,020
                                                                                                   ======

See accompanying notes to financial statements.

           Global Employee Stock Purchase Plan of Clarus Corporation
        Statement of Changes in Net Assets Available for Plan Benefits
       For the period from July 1, 2000 (inception) to December 31, 2000

Net assets available for plan benefits, beginning of period                                       $      -

Participants' contributions, net                                                                    38,744

Contributions used for stock purchases                                                             (34,724)
                                                                                                  --------

Net assets available for plan benefits, end of period                                             $  4,020
                                                                                                  ========

See accompanying notes to financial statements.

           Global Employee Stock Purchase Plan of Clarus Corporation
                         Notes to Financial Statements
                               December 31, 2000

1. Description of the Plan

The following description of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") provides general information only. Participants should refer to the Global Plan documents for more complete information.

The purpose of the Global Plan is to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Clarus Corporation and its subsidiaries (the "Company") common stock at a discount. Generally, eligible employees, as defined in the Global Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at 85 percent of the market price. Each eligible employee who elects to participate in the Global Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of the price at the beginning of the six month period and the price at the end of the six month period. The total number of shares eligible for purchase in the first six month period was determined and limited to the market price of the Company's stock on July 31, 2000 divided into the maximum contribution of $12,500 or 337 shares per Participant.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Global Plan. All employee payroll deductions withheld by the Company under the Global Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Global Plan was adopted by the Company in July, 2000. A maximum of 250,000 shares of common stock may be purchased under the Global Plan. For the period from July 1, 2000 (inception) to December 31, 2000, 3,883 shares of common stock were purchased under the Global Plan. The aggregate amount of Participants' contributions for the period ending December 31, 2000 was $4,164. During 2001, $3,992 was used to purchase 674 shares of common stock and $144 was refunded to Participants. The amount refunded was the amount of each Participant's contribution in excess of the total number of shares eligible for purchase and the purchase price per share or a maximum of $1,996 per participant. The remaining $28 of Participants' contributions was carried forward to be used to purchase shares during 2001.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Global Plan

All administrative expenses of the Global Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Global Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

           Global Employee Stock Purchase Plan of Clarus Corporation
                         Notes to Financial Statements
                               December 31, 2000


5. Federal Income Tax

The Global Plan is not intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. The Global Plan is principally designed to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Company's common stock.

6. Plan Termination

Although, it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clarus Corporation Employee Stock Purchase Plan
Global Employee Stock Purchase Plan of Clarus Corporation

By:

/s/ Stephen P. Jeffery  Chief Executive Officer
----------------------
Stephen P. Jeffery

/s/ James J. McDevitt   Chief Financial Officer
---------------------
James J. McDevitt

Dated: April 13, 2001

                                 EXHIBIT INDEX

Exhibit
Number
------

23.1  Consent of KPMG LLP - Clarus Corporation Employee Stock Purchase Plan
23.2 Consent of KPMG LLP - Global Employee Stock Purchase Plan of Clarus Corporation